UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

THE ESTéE LAUDER COMPANIES INC.

(Name of Issuer)

CLASS A COMMON STOCK
PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

PETER J. SCHAEFFER, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1.	Name of Reporting Person: Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer as Grantor
2.	Check the Appropriate Box if a Member of a Group (See Instructions):		(a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 7,893,209
	8.	Shared Voting Power: —
	9.	Sole Dispositive Power: 7,893,209
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,893,209
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
13.	Percent of Class Represented by Amount in Row (11): 3.3% **SEE ITEM 5
14.	Type of Reporting Person (See Instructions): OO

This Statement on Schedule 13D is the twelfth amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 29, 2001, as amended on May 28, 2004, September 8, 2005, March 16, 2006, September 8, 2006, December 20, 2007, January 8, 2009, May 24, 2010, May 27, 2010, January 21, 2011, April 20, 2015 and on May 9, 2019 (the “Schedule 13D”). This Amendment No. 12 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 7, 2021, the Reporting Person converted an aggregate of 675,000 shares of Class B Common Stock into 675,000 shares of Class A Common Stock. In compliance with Rule 144 of the Securities Act of 1933, as amended, the Reporting Person sold as follows:

(i)	on June 8, 2021, (a) an aggregate of 64,632 shares of Class A Common Stock in the open market, at a weighted average price of $300.72 per share, for gross proceeds of approximately $19,436,135.04[1], (b) sold an aggregate of 79,696 shares of Class A Common Stock in the open market, at a weighted average price of $301.52 per share, for gross proceeds of approximately $24,029,937.92[2], (c) an aggregate of 11,131 shares of Class A Common Stock in the open market, at a weighted average price of $302.53 per share, for gross proceeds of approximately $3,367,461.43[3], (d) an aggregate of 13,802 shares of Class A Common Stock in the open market, at a weighted average price of $303.62 per share, for gross proceeds of approximately $4,190,563.24[4], and (e) an aggregate of 739 shares of Class A Common Stock in the open market, at a weighted average price of $304.04 per share, for gross proceeds of approximately $224,685.56[5].

(ii)	on June 9, 2021, (a) an aggregate of 46,658 shares of Class A Common Stock in the open market, at a weighted average price of $298.98 per share, for gross proceeds of approximately $13,949,808.84[6], (b) an aggregate 16,218 shares of Class A Common Stock in the open market, at a weighted average price of $299.51 per share, for gross proceeds of approximately $4,857,453.18[7],and (c) an aggregate of 9,860 shares of Class A Common Stock in the open market, at a weighted average price of $300.15 per share, for gross proceeds of approximately $2,959,479[8].

1 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $300.00 to $301.00, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

2 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $301.01 to $302.00, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

3 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $302.23 to $302.91, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

4 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $303.18 to $303.99, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

5 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $304.01 to $304.13, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

6 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $298.00 to $299.00, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

7 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $299.01 to $300.00, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

8 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $300.01 to $300.43, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(ii)	on June 10, 2021, (a) an aggregate of 146,060 shares of Class A Common Stock in the open market, at a weighted average price of $298.42 per share, for gross proceeds of approximately $43,586,699.38[9] ,and (b) an aggregate 3,940 shares of Class A Common Stock in the open market, at a weighted average price of $299.31 per share, for gross proceeds of approximately $1,179,295.58[10].

(iii)	on June 11, 2021, (a) an aggregate of 93,571 shares of Class A Common Stock in the open market, at a weighted average price of $300.49 per share, for gross proceeds of approximately $ $28,117,149.79[11],and (b) an aggregate 4,400 shares of Class A Common Stock in the open market, at a weighted average price of $301.20 per share, for gross proceeds of approximately $1,325,280.00[12].

(the conversion and all sales together, the “Transactions”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to include the following:

The Transactions are being done for asset diversification, tax and estate planning purposes. Subsequent to the completion of the Transactions, the Reporting Person will hold an aggregate of 7,708,916 shares of Class B Common Stock and 184,293 shares of Class A Common Stock. The Reporting Persons intends to continuously review its investment in the Issuer, and reserves the right to change its plans at any time, as it deems appropriate. Accordingly, the Reporting Persons may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in private or open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

As a result of the Transactions, Item 5 of the Amended Statement is updated and replaced in its entirety as follows:

(a)	Subsequent to the completion of the Transactions, the Reporting Person beneficially owned 7,893,209 shares of Class A Common Stock via its holding of 7,708,916 shares of Class B Common Stock and 184,293 shares of Class A Common Stock.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 7,893,209 shares of Class A Common Stock, which would constitute 3.3% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021).

9 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $298.00 to $299.00, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

10 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $299.01 to $299.91, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

11 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $300.00 to $300.95, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

12 The price reported is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $301.03 to $301.38, inclusive. The Reporting Person undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 7,708,916 shares of Class B Common Stock and the 184,293 shares of Class A Common Stock beneficially owned by the Reporting Person constitute 5.0% of the aggregate voting power of the Issuer.

(b)	Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 7,708,916 shares of Class B Common Stock and 184,293 shares of Class A Common Stock owned by the Reporting Person. However, Aerin Lauder Zinterhofer, as grantor of the Reporting Person, has the power to amend and revoke the trust and to direct certain distributions.

(c)	Except for the Transactions discussed in Item 3, the Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past 60 days.

(d)	Richard D. Parsons, as the sole trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,708,916 shares of Class B Common Stock and 184,293 shares of Class A Common Stock owned by the Reporting Person. Aerin Lauder Zinterhofer, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The information set forth in Items 3, 4 and 5 hereof is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).*

Exhibit H	List of parties to Stockholders’ Agreement.

Exhibit I	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit J	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit K	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit L	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).*

Exhibit M	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).*

Exhibit N	List of parties to Registration Rights Agreement (filed as Exhibit N to Amendment No. 2 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on September 8, 2005).*

Exhibit O	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).*

Exhibit P	Transfer Agreement (filed as Exhibit P to Amendment No. 9 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on May 27, 2010).*

*	Incorporated by reference

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor
Dated: June 14, 2021	By:	/s/ Richard D. Parsons
Richard D. Parsons, trustee

EXHIBIT INDEX

Exhibit H	List of parties to Stockholders’ Agreement